UGI UTILITIES INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES - EXHIBIT 12.1
(Thousands of dollars)

	Year Ended September 30,
	2012	2011	2010	2009	2008
Earnings:
Earnings before income taxes	$142,971	$168,693	$147,183	$123,977	$122,766
Interest expense	42,412	42,728	42,336	39,065	42,327
Amortization of debt discount and
expense	1,060	627	625	467	462
Estimated interest component of rental
expense	1,740	1,912	1,965	1,619	1,506
	$188,183	$213,960	$192,109	$165,128	$167,061

Fixed Charges:
Interest expense	$42,412	$42,728	$42,336	$39,065	$42,327
Amortization of debt discount and
expense	1,060	627	625	467	462
Allowance for funds used during
construction (capitalized interest)	90	74	160	139	179
Estimated interest component of rental
expense	1,740	1,912	1,965	1,619	1,506
	$45,302	$45,341	$45,086	$41,290	$44,474

Ratio of earnings to fixed charges	4.15	4.72	4.26	4.00	3.76